Exhibit 2.1
CAL DIVE I-TITLE XI, INC.
$134,927,000
United States Government Guaranteed Ship Financing Bonds, Q4000 Series
4.93% Sinking Fund Bonds Due February 1, 2027
BOND PURCHASE AGREEMENT
September 27, 2005
To the Purchaser
Named in Schedule I Hereto:
Dear Sirs:
     The undersigned, CAL DIVE I-TITLE XI, INC., a Texas corporation (the “Shipowner”), hereby agrees with you (the “Purchaser”) as follows:
     1. The Bonds. The United States Government Guaranteed Ship Financing Bonds, Q4000 Series, due February 1, 2027, referred to above (collectively, the “Bonds”) in the aggregate principal amount set forth opposite your name in Schedule I hereto are proposed to be issued and sold by the Shipowner upon fulfillment of the terms and conditions set forth herein. The Bonds will be issued and sold to aid in the refinancing of the construction of the vessel Q4000, Official Number 1122763 (the “Vessel”). The Bonds will be in fully registered form only and will bear interest (calculated on the basis of a 360-day year comprised of twelve 30-day months) from the date of issuance at the rate per annum set forth above, payable semiannually in arrears, on February 1 and August 1 of each year until maturity, commencing February 1, 2006.
     The Bonds will be issued pursuant to that certain Trust Indenture, dated as of August 16, 2000, as amended by Supplement No. 1 thereto, dated as of January 25, 2002, Supplement No. 2 thereto, dated as of November 15, 2002, Supplement No. 3 thereto, dated as of December 14, 2004, and Supplement No. 4 to Trust Indenture, dated as of the Closing Date (as so amended, the “Indenture”) between the Shipowner and Wilmington Trust Company, a Delaware banking corporation, as Trustee (the “Indenture Trustee”). Proceeds of the Bonds will be used to repay the Shipowner’s outstanding indebtedness under a floating rate note, and repay certain items of cost, all relating to the financing of the Vessel. Payment of the principal of and interest on the Bonds will be fully and unconditionally guaranteed by the United States of America pursuant to the guarantee imprinted by the Indenture Trustee pursuant to that certain Authorization Agreement, dated as of August 16, 2000, as amended by Amendment No. 1 thereto, dated as of January 25, 2002, Amendment No. 2 thereto, dated as of November 15, 2002, and Amendment No. 3 thereto, dated as of the Closing Date (as so amended, the “Authorization Agreement”), on each of the

Bonds (the “Guarantee”) under Title XI of the Merchant Marine Act, 1936, as amended and in effect on the Closing Date (the “Act”). Since the Bonds are guaranteed with the full faith and credit of the United States of America, it is understood that you will not independently review the financial condition of the Shipowner and will rely completely on the Secretary’s determination regarding the financial resources and maritime ability of the Shipowner.
     The Bonds will be offered by a term sheet, dated September 27, 2005, and a Final Offering Circular, dated September 27, 2005 (the “Offering Circular”).
     Capitalized terms used herein and not defined herein have the meanings ascribed thereto in Schedule A to the Indenture.
     2. Agreement to Purchase. Subject to the conditions hereinafter set forth, and the representations and warranties contained herein, the Shipowner agrees to sell to you and you agree to purchase on the Closing Date the Bonds in the principal amount set forth opposite your name in Schedule I hereto at one hundred percent (100%) of such principal amount thereof.
     3. Closing. Delivery of the Bonds shall be in book-entry form through the facilities of The Depository Trust Company (“DTC”) in accordance with the procedures undertaken at a Closing (the “Closing”) commencing at 7:00 a.m., Pacific Time, on September 30, 2005 (the “Closing Date”), which term includes any later date designated by the Shipowner by at least three (3) Business Days’ prior written notice to the Indenture Trustee and the Purchaser, unless such prior notice requirement is waived by the Purchaser (which shall not be later than October 5, 2005). The Closing will be held at the offices of Nixon Peabody LLP, Two Embarcadero Center, Suite 2700, San Francisco, California 94111, by e-mail, facsimile and previously delivered executed documents held in escrow. A single Global Obligation, dated as of the Closing Date, authenticated by the Indenture Trustee, guaranteed by the United States of America, and registered in the name of Cede & Co., as the nominee of DTC, and issued in a denomination equal to the principal amount of Bonds to be purchased by you will, against payment therefor to the Shipowner or the Shipowner’s order at the Closing in immediately available funds, be delivered to the Indenture Trustee as custodian for DTC for the account of the Purchaser. Except as you may otherwise direct the Shipowner and the Indenture Trustee, the Indenture Trustee is hereby authorized to receive on your behalf the Global Obligation at the Closing on the Closing Date, to execute receipt therefor and to hold such Global Obligation as custodian for DTC. For the purposes of this Bond Purchase Agreement (this “Agreement”), a “business day” is a day which is not a Saturday, Sunday or bank holiday under the laws of the United States of America or the States of California, New York or the District of Columbia.
     4. Representations and Warranties by the Shipowner. The Shipowner represents and warrants to you that: (i) this Agreement has been duly authorized, executed and delivered by the Shipowner and constitutes, in accordance with its terms, a legal, valid and binding instrument enforceable against the Shipowner, except as limited by bankruptcy, insolvency, or other laws affecting the enforcement of creditors’ rights generally; and (ii) on the Closing Date, the Indenture and the Bonds will have been duly authorized, executed and delivered by the Shipowner and will constitute legal, valid and binding instruments enforceable against the Shipowner, and the Bonds will be entitled to the benefits of the Indenture, the Guarantees and the Authorization Agreement. The Shipowner represents that the Bonds, the Indenture, and the Authorization Agreement conform in all material respects to the descriptions thereof contained in the Offering Circular, dated September 27, 2005, unless you consent to a change.
     5. Conditions of the Purchaser’s Obligations. Your obligation under this Agreement to purchase Bonds on the Closing Date is subject to the accuracy of the representations and warranties of the Shipowner contained in Section 4 hereof on and as of the Closing Date and to the following further conditions:
     (A) Opinion of Counsel for the Shipowner. On the Closing Date, the Shipowner shall have furnished opinions of its General Counsel and special counsel addressed to you and satisfactory to you regarding the legal aspects of the Bonds and the Guarantees; and
     (B) Opinion of the Chief Counsel of the Maritime Administration. On the Closing Date, your counsel shall have received a copy of a legal opinion from the Maritime Administration addressed to you and the Indenture Trustee to the effect that the Guarantees and the Authorization Agreement have been duly authorized, executed and delivered by the United States of America, and constitute the legal, valid and binding obligations of the United States of America.
     (C) Opinion of Counsel to the Purchaser. On the Closing Date, you shall have received an opinion of your special counsel with respect to the Offering Circular addressed to you and satisfactory to you.
     If any of the conditions specified in this Section 5 shall not have been fulfilled by the Shipowner when and as required by this Agreement, you may cancel this Agreement and all of your obligations hereunder on, or at any time prior to, the Closing Date. Notice of such cancellation shall be given to the Shipowner in writing.
     6. Conditions of the Shipowner’s Obligations. The obligations of the Shipowner to sell and deliver the Bonds under this Agreement on the Closing Date are subject to all of the following conditions: (A) on the Closing Date all of the Bonds to be delivered by the Shipowner shall have simultaneously been purchased by you; and (B) on or before the Closing Date (i) the Secretary shall have duly authorized the execution and delivery of the Guarantee of the Bonds and shall have duly executed and delivered Amendment No. 3 to Authorization Agreement, and (ii) the Indenture Trustee shall have duly executed and delivered Supplement No. 4 to Trust Indenture and the Amendment No. 3 to Authorization Agreement.
     7. Entire Agreement Embodied, Changes, Etc. This Agreement and the engagement letter, dated September 14, 2005 embody the entire agreement and understanding among the Shipowner and you relating to the subject matter hereof and supersede all other prior agreements and understandings relating to such subject matter. Neither this Agreement nor any term hereof may be changed, waived, discharged, or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought and with the written consent of the Secretary.

     8. Market Disruption. This Agreement shall be subject to termination in the absolute discretion of the Purchaser, by notice given to the Shipowner prior to delivery of and payment for the Bonds, if prior to such time (i) trading in securities generally on the New York Stock Exchange shall have been suspended or materially limited, (ii) a general moratorium on commercial banking activities in New York shall have been declared by either federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States shall have occurred, or (iii) there shall have occurred any material outbreak or escalation of hostilities or other calamity or crises the effect of which on the financial markets of the United States is such as to make it, in the judgment of the Purchaser after consultation with the Shipowner, impracticable to market the Bonds.
     9. Miscellaneous. (A) Except as otherwise expressly provided in this Agreement, (i) whenever notice is required by the provisions hereof to be given to the Shipowner, or any other address specified in a written notice to the Purchaser, such notice shall be in writing addressed to Cal Dive I-Title XI, Inc., 400 North Sam Houston Parkway East, Suite 400, Houston, Texas 77060, Attention: A. W. Pursell, Vice President, or any other address specified in a written notice to you, and (ii) whenever notice is required by the provisions of this Agreement to be given to you, such notice shall be in writing addressed to you at your address set forth in Schedule I hereto or any other address specified in a written notice to the Shipowner; (B) this Agreement is made solely for the benefit of and is binding upon and enforceable by you, the Shipowner, and your respective successors and assigns, and no other person shall acquire or have any right under, or by virtue of, this Agreement; (C) if this Agreement shall be canceled or terminated by you because of non-fulfillment of the conditions set forth in Section 5 hereof or because of the Shipowner’s failure to comply on or before the Closing Date with the conditions precedent set forth herein, the Shipowner shall have no further obligations or liability hereunder to you except that the Shipowner will reimburse you for out-of-pocket expenses reasonably incurred by you (including reasonable fees and disbursements of your counsel and interest on funds forwarded by you for delivery on the Closing Date to purchase Bonds, such interest to be at the rate borne by the Bonds for the period from the proposed Closing Date to the date on which such funds are returned to you); (D) this Agreement shall be governed and construed in accordance with the laws of the State of New York; and (E) this Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.
(SIGNATURE PAGE FOLLOWS)

     IN WITNESS WHEREOF, this Bond Purchase Agreement has been executed by the parties hereto as of the day and year first above written.

Very truly yours,

CAL DIVE I-TITLE XI, INC.,
as Shipowner

By:	/s/ A. WADE PURSELL

Name: A. W. Pursell
Title: Vice President
The foregoing Agreement is hereby
confirmed and accepted as of the
date first above written.

J.P. MORGAN SECURITIES INC.

By:	/s/ MICHAEL K. CLARE Name: Michael K. Clare
Title: Managing Director

SCHEDULE I

Purchaser	Aggregate Principal Amount of Bonds To Be Purchased:

J.P. Morgan Securities Inc.	$134,927,000
Addresses for all communications and
notices:
J.P. Morgan Securities Inc.
270 Park Avenue, 10th Floor
New York, NY 10017
Attention: Investment Grade Capital Markets